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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

U-STORE-IT TRUST

(Name of Issuer)

Common Shares of Beneficial Interest, $0.01 par value per share

(Title of Class of Securities)

91274F 10 4

(Cusip Number)

Steven G. Osgood
President and Chief Financial Officer
U-Store-It Trust
6745 Engle Road
Suite 300
Cleveland, OH 44130
(404) 234-0700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 21, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91274F 10 4			Page 2 of 9

1.	Name of Reporting Person: Todd C. Amsdell		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 8,335,739

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 8,335,739

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,335,739

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 22.3%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 91274F 10 4			Page 3 of 9

1.	Name of Reporting Person: Robert J. Amsdell Family IrrevocableTrust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Ohio

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 3,921,850

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 3,921,850

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,921,850

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.5%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 91274F 10 4			Page 4 of 9

1.	Name of Reporting Person: Loretta Amsdell Family Irrevocable Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Ohio

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 3,921,850

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 3,921,850

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,921,850

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.5%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 91274F 10 4	Page 5 of 9

Item 1. Security and Issuer

     This statement on Schedule 13D relates to the common shares of beneficial interest, par value $0.01 per share (the “Shares”), of U-Store-It Trust, a Maryland real estate investment trust (the “Issuer”). The Issuer’s principal executive office is located at 6745 Engel Road, Suite 300, Cleveland, OH 44130.

Item 2. Identity and Background

     (a) This Schedule 13D is being filed by Todd C. Amsdell (“Amsdell”), the Robert F. Amsdell Family Irrevocable Trust and the Loretta Amsdell Family Irrevocable Trust (together with the Robert J. Amsdell Family Irrevocable Trust, the “Trusts” and, collectively with the Robert J. Amsdell Family Irrevocable Trust and Amsdell, the “Reporting Persons”).

     (b) The principal business address of Amsdell is c/o U-Store-It Trust, 6745 Engel Road, Suite 300, Cleveland, OH 44130. The principal business address of each of the Trusts is c/o Bernard L. Karr, trustee, McDonald Hopkins Co., LPA, 600 Superior Avenue, E., Suite 2100, Cleveland, OH 44114.

     (c) Amsdell is the Chief Operating Officer of the Issuer.

     (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body as a result of which any Reporting Person became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Amsdell is a citizen of the United States. Each of the Trusts was organized in Ohio.

Item 3. Source and Amount of Funds or Other Consideration

     Of the Shares beneficially owned by the Reporting Persons and disclosed herein, 8,273,239 were issued pursuant to a merger between the Issuer and High Tide LLC, in connection with the Issuer’s initial public offering. Pursuant to a merger agreement, High Tide LLC, a Delaware limited liability company previously owned by Robert J. Amsdell, Barry L. Amsdell, Todd C. Amsdell, the Robert J. Amsdell Family Irrevocable Trust and the Loretta Amsdell Family Irrevocable Trust, and the former sole shareholder of the Issuer and the former owner of substantially all of the limited partner interests in U-Store-It, L.P., the Issuer’s operating partnership, merged with and into the Issuer (the “Merger”). As a result of the Merger, Amsdell received 429,539 Shares, Robert J. Amsdell and Barry L. Amsdell each received 41,784 Shares and the Trusts each received 3,921,850 Shares.

CUSIP No. 91274F 10 4	Page 6 of 9

     The other 62,500 Shares beneficially owned by Amsdell and disclosed herein are issuable in satisfaction of deferred share units granted to Amsdell in connection with his employment by the Issuer.

Item 4. Purpose of Transaction

     As described above in Item 3, the Shares reported were acquired pursuant the Merger in connection with the initial public offering of the Issuer. Amsdell has sole authority to dispose of, or direct the disposition of, the Shares reported. The Reporting Persons may, from time to time, depending on market conditions and other factors deemed relevant by the Reporting Persons, acquire additional Shares. The Reporting Persons reserve the right to, and may in the future choose to, change their purpose with respect to their investment and take such actions as they deem appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the Shares which they now own or may hereafter acquire.

     On October 27, 2004 the Issuer completed an initial public offering for 25,000,000 Shares. The underwriters for the initial public offering purchased an aggregate of 3,750,000 additional Shares from the Issuer to cover over-allotments. The Reporting Persons did not purchase or sell any Shares in the initial public offering.

     Except as described herein, the Reporting Persons are not aware of any present plans or proposals that relate to, or would result in, the acquisition or disposition by any person of additional securities of the Issuer, an extraordinary corporate transaction involving the Issuer, a sale or transfer of a material amount of the Issuer’s assets, a change in the present Trustees or management of the Issuer, a change in the present capitalization or the dividend policy of the Issuer, any other material change to the Issuer’s business or corporate structure, or a change in the Issuer’s charter or bylaws or with respect to the delisting or deregistration of any of the Issuer’s securities.

Item 5. Interest in Securities of the Issuer

(a)	As of the date of this report, Amsdell beneficially owns an aggregate of 8,335,739 Shares, which represents 22.3% of the Issuer’s Shares at the Closing. The Shares beneficially owned by Amsdell include 3,921,850 Shares held by the Robert J. Amsdell Family Irrevocable Trust, which represents 10.5% of the Issuer’s Shares at the Closing, and 3,921,850 Shares held by the Loretta Amsdell Family Irrevocable Trust, which represents 10.5% of the Issuer’s Shares at the Closing. Amsdell is the business advisor and a beneficiary of each Trust.

(b)	As of the date of this report, Amsdell has the sole power to vote, or direct the voting of, or dispose or direct the disposition of 8,335,739 Shares, which includes the Shares held by the Trusts and reported herein.

CUSIP No. 91274F 10 4	Page 7 of 9

(c)	None of the Reporting Persons has effected any transactions, other than those described herein, in the class of securities described herein during the past sixty days.

(d)	Certain other individuals are beneficiaries of the Trusts and therefore have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by the Trusts reported herein. No interest of such other individuals relates to more than five percent of the class.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Each of the Reporting Persons is entitled to certain rights with respect to the registration of the Shares under the Securities Act of 1933 pursuant to a Registration Rights Agreement that the Issuer entered into with certain of its shareholders. Beginning as early as one year following the Closing, the Reporting Persons and certain other shareholders may require the Issuer to register their shares for public sale subject to certain exceptions, limitations and conditions precedent. This summary of the Registration Rights Agreement is qualified in its entirety by the full terms and conditions of the Registration Rights Agreement. For a copy of the Registration Rights Agreement, see Exhibit 1 hereto.

     Pursuant to separate Lock-up Agreements, each of the Reporting Persons agreed, subject to specified exceptions, not to, directly or indirectly, offer, sell or otherwise dispose of any common shares or any securities which may be converted into or exchanged for any common shares without the prior written consent of the lead underwriter in the Issuer’s initial public offering for a period of 270 days from October 21, 2004. This summary of the Lock-up Agreements is qualified in its entirety by the full terms and conditions of each Lock-up Agreement. For a copy of each of the Lock-up Agreements, see Exhibit 2, Exhibit 3 and Exhibit 4 hereto. Each of the Issuer’s other senior officers and trustees, as well as certain other related entities, have entered into similar agreements.

Item 7. Material to Be Filed as Exhibits

Exhibit 1.	Registration Rights Agreement, dated October 27, 2004, by and among U-Store-It Trust, Robert J. Amsdell, Barry L. Amsdell, Todd C. Amsdell, the Robert J. Amsdell Family Irrevocable Trust, the Loretta Amsdell Family Irrevocable Trust, Amsdell Holdings I, Inc., Amsdell and Amsdell, and Robert J. Amsdell, Trustee.

Exhibit 2.	Lock-up Agreement, dated October 18, 2004, by and between Todd C. Amsdell and Lehman Brothers Inc., as representative of the several underwriters named in Schedule I to the Underwriting Agreement.

CUSIP No. 91274F 10 4	Page 8 of 9

Exhibit 3.	Lock-up Agreement, dated October 20, 2004, by and between the Loretta Amsdell Family Irrevocable Trust and Lehman Brothers Inc., as representative of the several underwriters named in Schedule I to the Underwriting Agreement.

Exhibit 4.	Lock-up Agreement, dated October 20, 2004, by and between the Robert J. Amsdell Family Irrevocable Trust and Lehman Brothers Inc., as representative of the several underwriters named in Schedule I to the Underwriting Agreement.

Exhibit 5.	Agreement Regarding Joint Filing, dated November 1, 2004, by and between Todd C. Amsdell, the Robert J. Amsdell Family Irrevocable Trust and the Loretta Amsdell Family Irrevocable Trust.

CUSIP No. 91274F 10 4	Page 9 of 9

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2004

/s/ Todd C. Amsdell
Todd C. Amsdell

LORETTA AMSDELL FAMILY IRREVOCABLE TRUST
By:	/s/ Bernard L. Karr
Bernard L. Karr
Trustee

ROBERT J. AMSDELL FAMILY IRREVOCABLE TRUST
By:	/s/ Bernard L. Karr
Bernard L. Karr
Trustee